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SECURITIES AND EXCHANGE COMMISSION

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 50460

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 0 2003
WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Third Avenue
(No. and Street)

New York (City) | (State) | 10017 (Zip Code)

JANNETTE SANTIAGO
Notary Public, State of New York
No. 01SA6056371
Qualified in New York County
Commission Expires 03/19/20__

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey (212) 661-6265
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 0 4 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 2/14/03

OATH OR AFFIRMATION

I, Douglas Lowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brownstone Investment Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public 2/4/03

JANNETTE SANTIAGO
Notary Public, State of New York
No. 01SA6056371
Qualified in New York County
Commission Expires 03/19/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the members of
Brownstone Investment Group, LLC

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 17, 2003

BROWNSTONE INVESTMENT GROUP, LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 406,000
Securities owned, at market value	18,860,000
Due from broker	16,584,000
Securities not readily marketable, at estimated fair value	59,000
Dividends and interest receivable	152,000
Other assets	71,000
	$ 36,132,000
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 22,895,000
Accrued expenses and other liabilities	417,000
	23,312,000
Members' equity	12,820,000
	$ 36,132,000

See notes to statement of financial condition

BROWNSTONE INVESTMENT GROUP, LLC

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION

Brownstone Investment Group, LLC (the "Company") is a limited liability company organized primarily to engage in high-yield debt securities transactions solely for its own account. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in net gain from principal transactions.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management.

[2] Income taxes:

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

[3] Furniture, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset.

[4] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - SECURITIES OWNED, SECURITIES NOT READILY MARKETABLE AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at December 31, 2002 consist of:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 18,099,000	$ 22,449,000
Equity securities	761,000	446,000
	$ 18,860,000	$ 22,895,000

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2002, at market value, and will incur a loss if the market value of the securities increases subsequent to December 31, 2002. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

NOTE D - RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Company's proprietary transactions are provided by two brokers pursuant to clearance agreements.

At December 31, 2002, the due from clearing broker in the statement of financial condition represents the Company's net sales of securities and is collateral for the short positions. Substantially all securities owned, reflected on the statement of financial condition, are positions held by the clearing broker.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's rule 15c3-1 that specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the aggregate indebtedness method permitted by the rule, which requires that the broker-dealer maintain minimum net capital of $100,000. As of December 31, 2002, the Company had net capital, as defined, of $8,311,000 which exceeded its requirement by $8,211,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2002.

BROWNSTONE INVESTMENT GROUP, LLC

Notes to Statement of Financial Condition
December 31, 2002

NOTE F - LEASES

The Company occupies office space under a lease expiring on May 31, 2005. Minimum future annual rental payments at December 31, 2002 are as follows:

2003	$ 119,000
2004	119,000
2005	119,000
	$ 357,000

NOTE G - RETIREMENT PLAN

Effective July 1, 2000 the Company has a 401(k) profit-sharing plan covering all eligible employees as defined in the plan. Contributions are made at the discretion of employees.

NOTE H - SUBSEQUENT EVENTS

Subsequent to December 31, 2002, members withdrew capital of approximately $2,807,000.